NEWS RELEASE February 20, 2007 NR 07-08 www.energymetalscorp.com

Donna Wichers Joins EMC as Senior Vice President

Vancouver, British Columbia, February 20, 2007: Energy Metals Corporation (NYSE Arca: EMU| TSX:EMC) is pleased to announce that Ms. Donna Wichers has accepted the position of Senior Vice President of Energy Metals Corporation.

Ms. Wichers brings with her a wealth of experience in the management of In-Situ Recovery (ISR) uranium mining operations. Previously Ms. Wichers served as the General Manager of ISR Operations and Reclamation for AREVA’s subsidiaries Pathfinder Mines Corporation and Cogema Mining, Inc. in Wyoming. Her extensive experience within the ISR mining industry including environmental protection, industrial and radiation safety, licensing, and management of operating ISR facilities is a welcome addition to EMC’s strong management and technical team. Ms. Wicher’s principle business location will be the Casper Production Office of Energy Metals Corporation (US).

Reporting to the COO, Ms. Wichers’ responsibilities will include oversight for development and operation of EMC’s uranium production properties and facilities. She will coordinate EMC’s Regulatory and Environmental Affairs Program with the managers at EMC’s district offices in Casper, Wyoming and Corpus Christi, Texas. Her responsibilities will also include management of community and civic affairs in Wyoming and elsewhere. “Donna brings a breadth and depth of ISR experience to EMC along with demonstrated operational management skills. I am delighted that Donna has joined our team and look forward to her contributions to the development and operation of our ISR projects in Texas, Wyoming, and elsewhere. EMC’s corporate commitment to a strong environmental compliance program is further strengthened by Donna’s presence. EMC now has three (3) senior managers, each of whom has served as Radiation Safety Officers (RSO) for operational ISR projects (Wichers, McGonagle, and Stover) as well as the services of James Clark who is the RSO for STMV’s Hobson Project in Texas.” - noted Dennis E. Stover, COO of Energy Metals.

“The addition of Ms. Wichers to EMC team is another testament to Energy Metals strong focus on building the premier ISR production team in the United States. EMC’s Wyoming and Texas offices now have 31 technical staff members experienced in ISR production. Energy Metals Corporation’s management and staff welcome Ms. Wichers as Senior Vice President of our international organization.” – stated Paul Matysek, CEO and President of Energy Metals.

Biographical Summary:

Ms. Wichers holds a M.Sc. degree in Water Resources from the University of Wyoming and brings 29 years of direct experience in In Situ Recovery (ISR) of uranium.. She began her career in uranium ISR mining as an Environmental Engineer for Wyoming Mineral Corporation (subsidiary of Westinghouse Electric) at Wyoming’s first commercial scale ISR mine, the Irigaray project. There she was responsible for acquisition of all licenses and permits for mining and exploration operations. In 1980, she was a major contributor to the writing and promulgation of the Wyoming ISR statute. In 1982 she joined Sierra Blanca Geo-Services and was a key team member of the Willow Creek R&D effort, a pilot scale uranium ISR project that led to AREVA’s Christensen Ranch ISR mine. In 1987, Ms. Wichers joined Malapai Resources Company (subsidiary of Arizona Public Service) as their Manager, Environmental and Regulatory Services. She obtained all federal and state licenses/permits for the Christensen Ranch ISR project in a record nine-month period from submittal through approval. In addition, she managed all environmental, radiation and industrial health programs and served as the RSO. In 1990, she joined Rio Algom Mining Corp. as Supervisor, Radiation Safety and Environmental Affairs and obtained the state mining permit and first draft of the NRC source material license for construction and operation of the Smith Ranch ISR project. In 1991, Ms. Wichers accepted the position of Manager, Environmental and Regulatory Services with Pathfinder Mines Corporation (subsidiary of AREVA) and later transferred to COGEMA Mining, Inc. to be Manager, Environmental and Regulatory Services where she was responsible for regulatory affairs, environmental and radiation safety programs for Pathfinder’s and Cogema’s ISR sites (Irigaray, Christensen Ranch, North Butte, Ruth and Brown Ranch in Wyoming, and the Holiday/El Mesquite, West Cole and O’Hern sites in Texas). In 1999, Ms. Wichers was promoted to the position of General Manager of ISL Operations and Reclamation for both AREVA U.S. subsidiaries, Cogema Mining and Pathfinder Mines, overseeing 170 employees. Operational successes include the completion of ISR mining and eventual groundwater restoration at the Christensen Ranch in Wyoming, the groundwater restoration and decommissioning of the Texas ISR facilities, plus the mine and mill tailings reclamation at Pathfinder’s Lucky Mc and Shirley Basin surface mines/mill tailings facilities. She was responsible for the restoration and release of all nine wel lfields at the Irigaray ISR facility, the first unconditional groundwater restoration release granted for commercial scale well fields in Wyoming by both the state DEQ and U.S. NRC.

Ms. Wichers is a member of the Wyoming Mining Association‘s Board of Directors, having served as Secretary, Vice President and two terms as President. She served two four-year terms on the Wyoming Department of Environmental Quality, Water Quality and Solid Waste Advisory Board, as an appointee of both Governor Mike Sullivan and Governor Jim Geringer.

Energy Metals Corporation

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.

For more information, send questions and comments to info@energymetalscorp.com.